SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                               Stage Stores, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   00085254C1
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,030,095, which constitutes approximately 13.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 21,927,261 shares outstanding.
1.   Name of Reporting Person:

     Acadia Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 2,836,693 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 2,836,693 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,836,693

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 13.0%


12.  Type of Reporting Person: PN

--------------

(1) Power is exercised by its sole general partner, Acadia FW Partners, L.P., whose sole general partner is Acadia FW Partners, L.P., whose managing general partner is Acadia MGP, Inc., whose president is J. Taylor Crandall.
1.   Name of Reporting Person:

     FWHY Coinvestments I Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 96,701 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 96,701 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     96,701

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.4%


12.  Type of Reporting Person: PN

--------------

(1) Power is exercised by its sole general partner, Bondo FTW, Inc., whose president is David Bonderman.
1.   Name of Reporting Person:

     Rosecliff-Specialty Retailing 1989 Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 96,701 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 96,701 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     96,701

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.4%


12.  Type of Reporting Person: PN

--------------

(1)  Power is exercised by its sole general partner, Glenn R. August.

Item 1(a).     Name of Issuer.

     The name of the issuer is State Stores, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 10201 Main Street, Houston, Texas 77025.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Acadia Partners, L.P., a Delaware limited partnership ("Acadia"), FWHY Coinvestments I Partners, L.P., a Texas limited partnership ("FWHY"), and Rosecliff-Specialty Retailing 1989 Partners, L.P. ("Rosecliff"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Acadia FW Partners, L.P., a Delaware limited partnership ("Acadia FW"), Acadia MGP, Inc., a Texas corporation ("Acadia MGP"), J. Taylor Crandall ("Crandall"), Bondo FTW, Inc., a Delaware corporation ("Bondo"), David Bonderman ("Bonderman") and Glenn R. August ("August"). Acadia, FWHY and Rosecliff are sometimes hereinafter referred to as the "Reporting Persons, and the Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the Item 2 Persons. The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The address of the principal business office or residence of each of the Reporting Persons is as follows:

                                   PRINCIPAL BUSINESS OR
          NAME                     RESIDENCE ADDRESS

          Acadia                   3100 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          Acadia FW                3100 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          Acadia MGP               3100 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          Crandall                 3100 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          FWHY                     3100 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          Bondo                    2420 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          Bonderman                2420 Texas Commerce Tower
                                   201 Main Street
                                   Fort Worth, Texas  76102

          Rosecliff                65 East 55th Street, 32nd Floor
                                   New York, New York  10022

          August                   65 East 55th Street, 32nd Floor
                                   New York, New York  10022


Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This Schedule 13G statement relates to the common stock, par value $.01 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

     The CUSIP number of the Stock is 0008524C1.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.   Ownership.

     (a) - (b)

     Reporting Persons

     Acadia

     The aggregate number of shares of the Stock that Acadia owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,836,693, which constitutes approximately 13.0% of the outstanding shares of the Stock.

     FWHY

     The aggregate number of shares of the Stock that FWHY owns beneficially, pursuant to Rule 13d-3 of the Act, is 96,701, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     Rosecliff

     The aggregate number of shares of the Stock that Rosecliff owns beneficially, pursuant to Rule 13d-3 of the Act, is 96,701, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     Controlling Persons

     Acadia FW

     Because of its position as the sole general partner of Acadia, Acadia FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,836,693 shares of the Stock, which constitutes approximately 13.0% of the outstanding shares of the Stock.

     Acadia MGP

     Because of its position as the managing general partner of Acadia FW, Acadia MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,836,693 shares of the Stock, which constitutes approximately 13.0% of the outstanding shares of the Stock.

     Crandall

     Because of his position as the president of Acadia MGP, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,836,693 shares of the Stock, which constitutes approximately 13.0% of the outstanding shares of the Stock.

     Bondo

     Because of its position as the sole general partner of FWHY, Bondo may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 96,701 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     Bonderman

     Because of his position as the president of Bondo, Bonderman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 96,701 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     August

     Because of his position as the sole general partner of Rosecliff, August may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 96,701 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     (c)

     Reporting Persons

     Acadia

     Acting through its sole general partner, Acadia has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 2,836,693 shares of the Stock.

     FWHY

     Acting through its sole general partner, FWHY has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 96,701 shares of the Stock.

     Rosecliff

     Acting through its sole general partner, Rosecliff has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 96,701 shares of the Stock.

     Controlling Persons

     Acadia FW

     In its capacity as the sole general partner of Acadia, and acting through its managing general partner, Acadia FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,836,693 shares of the Stock.

     Acadia MGP

     In its capacity as the managing general partner of Acadia FW, and acting through its president, Acadia MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,836,693 shares of the Stock.

     Crandall

     In his capacity as the president of Acadia MGP, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,836,693 shares of the Stock.

     Bondo

     In its capacity as the sole general partner of FWHY, and acting through its president, Bondo has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 96,701 shares of the Stock.

     Bonderman

     In his capacity as the president of Bondo, Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 96,701 shares of the Stock.

     August

     In his capacity as the sole general partner of Rosecliff, August has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 96,701 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     This filing on Schedule 13G is not for the purpose of reporting the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     This Schedule 13G Statement is not being filed by a parent holding company.

Item 8.   Identification and Classification of Members of the Group.

     This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(f)(1)(iii). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit 99.1.

Item 9.   Notice of Dissolution of Group.

     It is inapplicable for the purposes herein to provide notice of dissolution of a group.

Item 10.  Certification.

     This filing on Schedule 13G is not being made pursuant to Rule 13d-1(b).

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 14, 1997



                              ACADIA PARTNERS, L.P.

                              By:  ACADIA FW PARTNERS, L.P.,
                                   General Partner

                                   By:  ACADIA MGP, INC.,
                                        Managing General Partner


                                        By: /s/ J. Taylor Crandall
                                             J. Taylor Crandall,
                                             President


                              FWHY COINVESTMENTS I PARTNERS, L.P.

                              By:  BONDO FTW, INC.,
                                   General Partner


                                   By: /s/ James J. O'Brien
                                        James J. O'Brien,
                                        Vice President


                              ROSECLIFF-SPECIALTY RETAILING 1989
                              PARTNERS, L.P.

                              By:  /s/ Glenn R. August
                                    Glenn R. August,
                                    General Partner